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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)


                            PICK Communications Corp.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   719569 10 5
                                 (CUSIP Number)


                          -----------------------------







                                Page 1 of 4 pages


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________________________________________________________________________________

CUSIP No. 719569 10 5       SCHEDULE 13G                      Page 2 of 4 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  Diego Leiva
        |
        |  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       United States
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |   13,138,609 shares of Common Stock
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |     |   None
  OWNED BY     |_____|__________________________________________________________
   EACH        |     |
 REPORTING     |  7  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   13,138,609 shares of Common Stock
               |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |   None
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  13,138,609 (See Item 4).
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  35.7%
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  IN
_______|________________________________________________________________________



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________________________________________________________________________________

CUSIP No. 719569 10 5       SCHEDULE 13G                      Page 3 of 4 Pages
________________________________________________________________________________

Item  1(a).   Name of Issuer: PICK Communications Corp.

Item  1(b).   Address of Issuer's Principal Executive Offices:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey 07470

Item  2(a).   Name of Person Filing: Diego Leiva

Item  2(b).   Address of Principal Business Office or, if None, Residence:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey  07470

Item  2(c).   Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, par value $.001 per share (the "Shares")

Item  2(e).   CUSIP Number: 719569  10  5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Inapplicable

Item 4.  Ownership:

     (a) Amount Beneficially Owned: 13,138,609 shares of Common Stock including
(i) 4,290,000 shares beneficially owned by Mr. Leiva's wife and (ii) 750,000 shares issuable upon the exercise of currently exercisable options held by Mr. Leiva.

     (b) Percent of Class: 35.70%

     (c) Number of Shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 13,138,609 shares of Common Stock including 750,000 shares of Common Stock issuable upon the exercise of currently exercisable options held by Mr. Leiva.

              (ii) Shared power to vote or to direct the vote: None

              (iii) Sole power to dispose or to direct the disposition of 13,138,609 shares of Common Stock, including 750,000 shares of Common Stock issuable upon the exercise of currently exercisable options held by Mr. Leiva.

              (iv) Shared power to dispose or to direct the disposition of: None


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________________________________________________________________________________

CUSIP No. 719569 10 5       SCHEDULE 13G                      Page 4 of 4 Pages
________________________________________________________________________________

Items 5 - 10: Inapplicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998

                                                   /s/Diego Leiva
                                                   -----------------------------
                                                   Diego Leiva
                                                   Chairman of the Board,
                                                   Chief Executive Officer and
                                                   President